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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. ____) *

                        THE VERMONT TEDDY BEAR CO., INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (Title of Class of Securities)

                                    92427X109
                                 (CUSIP Number)

                               BRIAN D. GOLDSTEIN
                                GOULSTON & STORRS
                               400 ATLANTIC AVENUE
                                BOSTON, MA 02110
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                           COPY TO: ROBERT D. CROWLEY
                            C/O THE MUSTANG GROUP LLC
                           16 LAUREL AVENUE, SUITE 20
                               WELLESLEY, MA 02481

                                  MAY 16, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 92427X109

      1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

            Hibernation Holding Company, 20-2840912
            Inc.

      2.    Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)         [ ]

            (b)         [ ]

      3.    SEC Use Only:

      4.    Source of Funds (See Instructions): Not applicable.

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

      6.    Citizenship or Place of Organization: Delaware

   Number of
    Shares
 Beneficially
  Owned by
Each Reporting
 Person With

                  7.    Sole Voting Power: 3,330,674

                  8.    Shared Voting Power: None

                  9.    Sole Dispositive Power: 3,330,674

                  10.   Shared Dispositive Power: None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,330,674

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 57.1%

14. Type of Reporting Person (See Instructions): HC, CO

CUSIP No. 92427X109

      1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

            Carson Biederman

      2.    Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)           [ ]

            (b)           [ ]

      3.    SEC Use Only:

      4.    Source of Funds (See Instructions): Not applicable.

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

      6.    Citizenship or Place of Organization: USA

     Number of
      Shares
   Beneficially
     Owned by
  Each Reporting
   Person With

                  7.    Sole Voting Power: 3,330,674

                  8.    Shared Voting Power: None

                  9.    Sole Dispositive Power: 3,330,674

                  10.   Shared Dispositive Power: None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,330,674

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 57.1%

14. Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 92427X109

      1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

            Robert D. Crowley

      2.    Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)           [ ]

            (b)           [ ]

      3.    SEC Use Only:

      4.    Source of Funds (See Instructions): Not applicable.

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): 6. Citizenship or Place of Organization: USA

     Number of
      Shares
   Beneficially
     Owned by
  Each Reporting
   Person With

                  7.    Sole Voting Power: 3,330,674

                  8.    Shared Voting Power: None

                  9.    Sole Dispositive Power: 3,330,674

                  10.   Shared Dispositive Power: None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,330,674

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 57.1%

14. Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 92427X109

     1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

          J. Benjamin Coes

     2.   Check the Appropriate Box if a Member of a Group (See Instructions):

          (a)           [ ]

          (b)           [ ]

     3.   SEC Use Only:

     4.   Source of Funds (See Instructions): Not applicable.

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

     6.   Citizenship or Place of Organization: USA

     Number of
      Shares
   Beneficially
     Owned by
  Each Reporting
   Person With

                  7.    Sole Voting Power: 3,330,674

                  8.    Shared Voting Power: None

                  9.    Sole Dispositive Power: 3,330,674

                  10.   Shared Dispositive Power: None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,330,674

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 57.1%

14. Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 92427X109

      1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

            Hibernation Company, Inc.

      2.    Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)         [ ]

            (b)         [ ]

      3.    SEC Use Only:

      4.    Source of Funds (See Instructions): Not applicable.

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

      6.    Citizenship or Place of Organization: Delaware

      Number of
       Shares
    Beneficially
      Owned by
   Each Reporting
     Person With

                  7.    Sole Voting Power: 3,330,674

                  8.    Shared Voting Power: None

                  9.    Sole Dispositive Power: 3,330,674

                  10.   Shared Dispositive Power: None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,330,674

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 57.1%

14. Type of Reporting Person (See Instructions): CO

Schedule 13D

ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D relates to shares of Common Stock, $.05 par value per share (the "Common Stock"), of The Vermont Teddy Bear Co., Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6655 Shelburne Road, P.O. Box 965, Shelburne, VT 05482.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement on Schedule 13D is filed on behalf of Hibernation Holding Company, Inc. (the "Parent"), a Delaware corporation, Carson Biederman, a U.S. citizen ("Biederman"), J. Benjamin Coes, a U.S. citizen ("Coes"), Robert
D. Crowley, a U.S. citizen ("Crowley"), and Hibernation Company, Inc. (the "Acquisition Subsidiary"), a Delaware corporation, and all collectively, the "Reporting Persons." The principal business of the Parent is that of an investment holding company. The principal business of Biederman, Coes and Crowley is that of directors and officers of Parent and Acquisition Subsidiary. Biederman is the Treasurer and Vice President - Finance, Coes is the Secretary and Crowley is the President respectively of Parent and Acquisition Subsidiary. Biederman, Coes and Crowley currently are the sole shareholders of Parent. Acquisition Subsidiary is a wholly owned subsidiary of Parent. The business address of each of the Parent, Acquisition Subsidiary, Biederman, Coes, and Crowley is 16 Laurel Avenue, Suite 20, Wellesley, MA 02481. The written agreement between the Reporting Persons to jointly file this statement on
Schedule 13D is attached hereto as Exhibit A.

            During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Not Applicable. This statement on Schedule 13D is being filed solely to report that the Reporting Persons have entered into a voting agreement and proxy with respect to the Common Stock of the Issuer.

ITEM 4.     PURPOSE OF TRANSACTION.

            On May 16, 2005, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Merger Subsidiary pursuant to which the stockholders of the Issuer will receive cash in exchange for their shares, certain holders of Common Stock and Series A preferred stock will contribute their Common Stock and Series A preferred stock to the Parent in exchange for equity interests of the Parent upon closing of the merger (the "Proposed Merger") and Issuer shall become a wholly owned subsidiary of the Parent. This statement on Schedule 13D is occasioned solely by the execution by the Reporting Persons of a Stockholder Voting Agreement and Proxy, dated as of May 16, 2005 (the "Voting Agreement"), entered into by the Reporting Persons and certain stockholders of Issuer (the "Stockholders") in connection with the Proposed Merger. No party received consideration in connection with the execution and delivery of the Voting Agreement. Pursuant to the Voting Agreement the Reporting Persons have a contractual right and proxy to vote all of the shares of Common Stock of the Stockholders subject to the Voting Agreement (i) in favor of the approval and adoption of the Merger Agreement and the consummation of the transactions contemplated therein, including the Proposed Merger and (ii) against any of the following: 1) extraordinary corporate transaction involving the Issuer, such as a merger, consolidation or other business combination involving the Issuer or any of its subsidiaries, 2) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Issuer or any of its subsidiaries, 3) any change in the board of directors of the Issuer, or 4) any amendment of the Issuer's certificate of incorporation or by-laws. The Stockholders subject to the Voting Agreement are restricted under the Voting Agreement from taking any action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined in the Merger Agreement). The Stockholders are further restricted from selling or transferring or agreeing to transfer any of their shares of Common Stock or from entering into any voting arrangement, whether by proxy, power-of-attorney or otherwise. If the Merger Agreement is adopted, the Proposed Merger may, among other things result in changes in the Issuer's certificate of incorporation, by-laws, and the delisting of the Common Stock from the NASDAQ national market system.

      Stockholders holding approximately 16% of the Issuer's common stock (on an as-converted basis) will exchange their shares for equity in the Parent.

      Except as described herein, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12 (g) (4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) - (b) The Parent is, under Rule 13d-3 of the Securities Exchange Act, the beneficial owner of 3, 330,674 shares, which represents approximately 57.1% of the Common Stock outstanding as contained in the most recently available filing made with the Commission by the Issuer. Acquisition Subsidiary as a wholly owned subsidiary of Parent and party to the Voting Agreement and Biederman, Coes and Crowley as the sole shareholders of Parent, may be deemed to own beneficially, within the meaning of Rule 13d-3, those shares held beneficially by the Parent. Biederman, Coes, Crowley disclaim any beneficial ownership interest of the shares of Common Stock owned beneficially by the Parent.

            (c) There have been no reportable transactions engaged in by the Reporting Persons with respect to the Common Stock within the 60-day period immediately preceding the date of this filing.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Persons are party to the following contracts, agreements and understandings with respect to the securities of the Issuer:

            (1) Voting Agreement, dated as of May 16, 2005. See Item 4.

            (2) Merger Agreement, dated as of May 16, 2005. See item 4.

            (3) Contribution Agreement, dated as of May 16, 2005, by and among
                Parent and certain stockholders. See Item 4.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A - Agreement, dated as of May 24, 2005, between Parent, Acquisition Subsidiary, Biederman, Coes, and Crowley to jointly file this statement Schedule 13D.

            Exhibit B - Stockholder Voting Agreement and Proxy, dated as of May 16, 2005.

            Exhibit C - Agreement and Plan of Merger, dated as of May 16, 2005.

            Exhibit D - Contribution Agreement, dated as of May 16, 2005.

Schedule 13D

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             HIBERNATION HOLDING COMPANY, INC.

Dated: May 24, 2005                          By: /s/ Robert D. Crowley
                                                 -------------------------------
                                                 Name:  Robert D. Crowley
                                                 Title: President

                                             HIBERNATION COMPANY, INC.

Dated: May 24, 2005                          By: /s/ Robert D. Crowley
                                                 -------------------------------
                                                 Name:  Robert D. Crowley
                                                 Title: President

                                             CARSON BIEDERMAN

Dated: May 24, 2005                          /s/ Carson Biederman
                                             -----------------------------------

                                             J. BENJAMIN COES

Dated: May 24, 2005                          /s/ J. Benjamin Coes
                                             -----------------------------------

                                             ROBERT D. CROWLEY

Dated: May 24, 2005                          /s/ Robert D. Crowley
                                             -----------------------------------